

INVEST IN **SPINN**

Building the future of coffee

LEAD INVESTOR ⌄

Eliott Kessas

As a serial entrepreneur having built Daring Foods (backed by Maveron, Founders Fund, Naomi Osaka, Steve Aoki, and Drake) and an investor focused on consumer brands, I was blown away by Spinn's connected coffee ecosystem. I am always on the lookout for the most innovative food and drink products and solutions to better people's lives, and Spinn fits that bill. Spinn is transforming the way we buy, make, and enjoy coffee at home. Think Sonos and Nest, but for coffee. Consumers no longer have to choose between convenience and quality as they now have the best-tasting coffee on demand, made exactly to their liking. This level of personalization is the future. As an investor, I look for companies that check three boxes: a massive market, cutting-edge technology, and tangible, positive impact both on the consumer and the world. Spinn ticks all of these boxes with flying colors. On its path to revolutionizing the $362B coffee market, Spinn already boasts a $17M revenue run rate, annual growth of 230%+, 65K+ users, and global partnerships with local roasters. Spinn has the potential to eliminate the 576,000 metric tons of waste pods produce every year. The world-class leadership behind Spinn is bar none. Roderick has a proven ability to scale companies and take them to exit; his last company exited to Heineken. It's an honor to be part of Spinn's investment round and to join forces with Roderick and the Spinn team to bring this exciting opportunity to the community. The potential is limitless.

Invested $50,000 this round

spinn.com   San Francisco CA

Food & Beverage   Hardware   Consumer Goods   Retail   Sustainability

Highlights

(1) $13M revenue run rate, 328% YoY growth

(2) Backed by top VCs Spark Capital, Amazon's Alexa Fund, Alexis Ohanian & Bar9 Ventures

(3) World-class team from Microsoft, Dyson, Sony, Philips, Blue Bottle & La Marzocco

(4) 12M+ servings made & 70,000 active users

(5) 90,000 bags of coffee sold & 120+ local roasting partners

(6) 4.8/5 customer rating

(7) Powered by patented technology using centrifugal brewing process

(8) Featured in Forbes, Fast Company, Business Insider, CNET, TechCrunch & Wired

Our Team



Roderick de Rode CEO

Serial entrepreneur and tech executive. Scaled $250M+ online and distribution businesses. Co-founded Limeau (acquired by Heineken). Backed by top VCs Spark Capital, Amazon's Alexa Fund & Bar9 Ventures. Ex-Microsoft and Dell. Psychology, MSc. and MBA.



Serge de Warrimont CIO

Inventor & design ace. 20+ years experience building products and brands for Fortune 500 companies. Track record of creating & growing teams from product concept to mass production. Earned international design awards. MS, Industrial & Product Design.



Gladys Fung CFO Advisor

Finance and operations leader. 20+ years of global experience, including technical accounting & finance. 10+ years as CFO for multiple VC-backed startups. Successfully led companies through IPO and M&A exits. Ex-Ring, Disney, and E&Y. USC BS, Harvard MA.



Daan Oostveen CPO

Seasoned connected products & services creator. Ex-Sony & TomTom. Record of integrating hardware, software, online experiences, & content for a cohesive user journey. Expertise in IOT, marketplaces, & innovative GTMs. MSc. Industrial Design Engineering.



Scott Callender SVP Business Development

Coffee industry veteran with 15+ years experience driving industry innovation. Pioneered a direct-to-consumer model for La Marzocco Home & collaborated with engineers to create the Linea Mini. Tuck School of Business & SDA Bocconi, MBA.

Why Spinn?



At Spinn, the perfect cup of coffee has never been more convenient - or environmentally friendly.

Backed by VCs including Spark Capital, Amazon's Alexa Fund and Bar9 Ventures, Spinn's one-touch solution to high-quality coffee is revolutionizing the $362B global coffee market.

Our vision is to build a connected ecosystem for exceptional specialty coffee, elevating in-home coffee experiences. Spinn is more than coffee - it's a cultural experience connecting people.





 

Home coffee has always been a choice between convenience and quality

In today's fast-paced society, single-serve coffee makers that use pre-measured coffee pods or capsules like Keurig and Nespresso have become ubiquitous in homes and offices worldwide. But this convenience comes at a huge cost to the environment, generating a staggering 576,000 metric tons of waste each year... that's 300 football fields.



It's not just the environmental impact that's concerning. These machines heat up water to a scorching 200 degrees Fahrenheit, releasing microplastics from the coffee pods. These microplastics end up in our bodies and eventually waterways, posing a severe risk to both our health and wildlife.





Bye Bye Pods.

And even if people opt to not use Keurigs and Nespressos, making quality coffee is a complex endeavor! Good home coffee means intricate setups - high-end espresso machines, grinders, milk frothers, tampers, knockboxes, scales, and more, which take up massive amounts of space in their kitchens, and add up to thousands of dollars!



Even with world-class equipment, the preparation of quality coffee requires substantial knowledge, expertise, and attention to detail. Variables such as water temperature, grind size, and brew time must be carefully monitored and managed to produce a perfect cup.

The perfect cup of coffee doesn't need to be this complex.

Where innovation meets quality and convenience

Spinn's on a mission to elevate the in-home coffee experience, giving people a way to craft exceptional coffee without compromise.



 **spinn**    Terra Kaffe   **DeLonghi**   *jura*   **ROCKET** ESPRESSO MILANO   **Miele**   **Breville**

 VS

$799 $1,200 $1,400 $1,500 $1,700 $2,000 $2,200

Our competitors are expensive, complicated and only make espresso



We make quality coffee simple - providing coffee lovers with a range of easy-to-use, sustainable, and high-quality brewing options.

Spinn eliminates pods, complexity, and guesswork, altogether.

We make quality coffee simple - providing coffee lovers with a range of easy-to-use, sustainable, and high-quality brewing options. It's convenience and taste, without the waste.





Espresso to coffee to cold-brew with one touch

Spinn's coffee maker's proprietary technology uses a unique centrifugal brewing process to extract the full flavor and aroma of coffee beans. Our machine grinds whole beans on demand. There's zero need for pre-packaged pods or capsules.



Spinn uses a **centrifuge** to make espresso, drip coffee, and even cold brew — all using your favorite whole bean coffee.

Proprietary Technology

- G-Force infusion
- Precision Grinding
- Brew Versatility
- Roast Recognition


A compelling, patented proposition
• Brilliantly Connected
• Over-the-Air Updates
• Zero Waste
• Strong IP portfolio

With Spinn, users create custom coffee drinks including espresso, filter, drip and cold brew.








A world of coffee
at your fingertips


spinn
Order
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The World's Largest Coffee Market
Top Coffees
Verve Coffee Roast...
Spinn


Roaster Highlights
Verve Coffee Roasters
Santa Cruz, CA


Nite Cap(puccino) Bundle-
Verve / Clevr Decaf Kit
$48 $38 / 12 OZ
Add to cart
Spinn Blend #2
$19 / 12 OZ
Add to cart
Nossa Familia Coffee
Delicia Do Brasil
$19.5 / 12 OZ
Add to cart
Corvus Coffee Roas...
Westerlies
$18.28 / 12 OZ
Add to cart


Founded in Santa Cruz, California, at the dawn of a new coffee movement, Verve's mission since day one has been to discover the finest coffees in the world and to share them with you. We promise to push the boundaries and to always take the path less traveled. Let's craft the future of coffee, together.
Verve Coffee Roasters
Nite Cap(puccino) Bundle- Verve /...
$48 $38 / 12 OZ
Add to cart
Verve Coffee Roasters
STREETLEVEL
$20.15 / 12 OZ
Add to cart

Spinn's coffee marketplace offers users access to the world's largest direct-to-consumer marketplace of artisan roasters. We're delivering eco-friendly, ethically-sourced coffee from across the globe, each with its own flavour profile.

Spinn just launched a new subscription service that provides Spinn Blends on a recurring basis. Early attach rates are strong, leading to an exciting increase to our recurring revenue model.


Every time you scan a bag of coffee, Spinn updates its brewing parameters to perform best for that roast .
Scan the bag
BLEND | 02
BLEND | 01

Connection is important to us. Customers can browse the selection of roasts, read about the roaster's story and practices, and even make a purchase directly from the roaster.

We're helping consumers navigate the coffee market- reducing friction for getting the coffee they like.

We're only getting started


65K
active users


11M+
servings made
(+250% last 6 months)


21K
active coffee makers
(+130% vs last year)

And we're seeing enormous success in our marketplace.

Spinn has sold thousands of machines to coffee lovers around the world. We have a remarkably high attach rate and are growing exponentially

year over year.



90K
bags of coffee sold
(+150% vs last year)
53%
attach rate
(coffee + consumables)
120
roaster partners
(+40% since last year)

Award-winning Design

Our innovative technology and sustainability efforts have been lauded across the industry, including awards such as the Red Dot Design Award, A' Design Award, iF design award, and the Good Design Award.



GOOD DESIGN
GOOD DESIGN AWARD
THE CHICAGO ATHENAEUM MUSEUM OF ARCHITECTURE AND DESIGN
iF
DESIGN AWARD 2022
reddot winner 2021
BEST COFFEE 2022 GOOD HOUSEKEEPING AWARDS
BEST KITCHEN 2022 GOOD HOUSEKEEPING GEAR AWARDS
ROLLING STONE RS ESSENTIALS 2022
A'DESIGN AWARD WINNER 2022



Coffee lovers can’t get enough

4.8 out of 5 rating
91.6% customer support rating

At Spinn, we are a dedicated community of passionate coffee lovers who swear by Spinn products and unique coffee experiences. We pride ourselves on high user growth, sticky usage rates, and consistently high customer satisfaction.



Best. Coffee. Ever

I can’t say enough good things about the quality of the coffee the Spinn makes. It is well worth it. However, the quality of Spinn’s customer service is way up there, too!



by Edgar Gonzalez



Incredible coffee drinks

Over two years and still in love with my Spinn coffee machine. It makes incredible drinks and cleans itself after each drink. Just WoW!!


★★★★☆
by Martin Hyams


In Love with the taste

this is my second coffee machine, first begin Saeco GranBaristo Avanti. The taste is absolutely night and day, the Spinn has completely taken my coffee taste buds to the next level. I have been able to taste almost all of the taste notes the coffee distribution intends, this has been worth every penny so far.

★★★★★
by Ron maynard

We constantly receive positive feedback and reviews from happy customers who love the ease-of-use and innovative technology of our products, as well as the expert guidance and support provided by our team of coffee experts.

And the press loves us!


★★★★★
4.8 Apple Store

"... smart and sleek, it's a splurge-worthy machine that's easily worth the investment"




★★★★★
4.8 Apple Store

"This Machine Will Revolutionize Your Morning Cup"




★★★★★
4.8 Apple Store

Spinn Review: Coffee Snob Results With Coffee Pod Convenience





Our team has led tech companies to exit and built Fortune 500 brands

RODERICK DE RODE
Co-Founder/CEO
Ex.Microsoft, Dell

SERGE DE WARRIMONT
Co-Founder/CIO
Designer & Serial Entrepreneur

GLADYS FUNG
CFO Advisor
Ex. Ring, Hollar, IAC, Disney
FabFitFun, Exploding Kittens

DAAN OOSTVEEN
CPO
Ex. Sony Ericsson, TomTom,
LeasePlan Digital

NICK EVANS
Director Design Engineering
Ex. Dyson, Xerox, Tomtom

OTTO YANG
VP Operations
Ex. Flex, Philips, SharkNinja
Electrolux

SCOTT CALLENDER
Sr. Vice President BizDev
Ex. La Marzocco

JEN GEOGHEGAN
Director Customer Engagement
Ex. Personalized Orthodontics

RAMZI SARIEDDINE
Creative Director
Ex. Bugaboo

LUUK STEITNER
VP Embedded Software &
Electrical Engineering
Ex. Zign Creations

Veterans of Microsoft, Dell, Sony, Philips, Blue Bottle and La Marzocco - the team's experience is rich in deep technology, manufacturing, branding, CPG, digital experience, and coffee brewing.

The coffee industry is booming, with a CAGR of 10.6%

$362B
coffee market
worldwide

10.6%
CAGR



High Quality

spinn

la marzocco

Breville

jura

Low Convenience

High Convenience

DeLonghi

BUNN

NESPRESSO

Mr. Coffee

KEURIG

Low Quality

● Machines & Marketplace   ● Machines

The coffee market is valued at $362B, with a 10.6% CAGR, and significant growth

The coffee market is valued at $302B, with a 10.6% CAGR, and significant growth is expected in the coming years due to evolving consumer preferences around coffee experiences. Spinn is poised to emerge as a key player in the market, delivering convenience and quality among Nespresso, Keurig, Breville, and La Marzocco.

Hardware, coffee, consumables, and accessories offer diversified revenue streams

Spinn earns revenue through the sale of coffee makers, coffee, consumables, and accessories. We manufacture and sell Spinn's proprietary coffee makers directly to consumers through our website and retail partners, and offer access to our marketplace through the Spinn app and website.



Recurring revenue subscriptions drive enterprise value





Total Revenue ($M)	$4	$9	$17	$35	$85	$170
Recurring Coffee, C&A Revenue ($M)	$1	$2	$7	$14	$35	$82
Coffee Maker Revenue ($M)	$3	$7	$10	$21	$50	$88
	2021	2022	2023	2024	2025	2026

Forward-looking projections cannot be guaranteed.

As Spinn machines become household staples across the world, recurring revenue from marketplace subscriptions are poised to grow astronomically. Spinn users will become loyal to the Spinn ecosystem, creating a powerful network effect that drives long-term revenue growth and customer loyalty.

Growth plan main drivers:
Continued product innovation
combined with coffee innovation
and international roll out

2016 – 2017
Pre-Order Campaign

2020
- V1 fulfilment April
- Roasters Program

Launch V1

2021
- Build out operations in the US

2022
- V1 cost down
- V1 quality improvements

Launch V1 Black

2023
- Coffee innovation: Spinn blend, subscriptions
- V1 Black edition
- V1 cost down

2024
- Scale Spinn blend, subscriptions
- Launch V2
- Phase out V1

Launch V2

2025
- International
- V2 Lite
- V2 B2B

Recurring Revenue (Coffee Marketplace, Consumables &Subscriptions)

Coffee Makers

Forward-looking projections cannot be guaranteed.

Our roadmap of continued product innovation, coffee innovation, and international expansion will build Spinn into the at-home IOT connected coffee system that coffee lovers have been longing for.

Spinn is creating a connected
coffee ecosystem like the biggest
innovators of our time

SONOS
$2.6B
market cap
nest
$3.2B
acquisition by Google
TESLA
$572B
market cap

Spinn has closed $40M from top-tier VCs including Spark Capital, Amazon's Alexa Fund, and Bar9 Ventures. We opened a community investment round to give our users, fans, and supporters the opportunity to invest alongside the biggest names in venture capital. Why? Because you're the reason we're doing this. Together, we're building a connected coffee experience, for everyone.

Join the
coffee

revolution.



Invest in

spinn